

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2010

Mr. Paul Coghlan
Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

    Re: Linear Technology Corporation
               Form 10-K for the Fiscal Year Ended June 27, 2010
               Filed August 19, 2010
               File No. 000-14864

Dear Mr. Coghlan:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 27, 2010

General

1.   In future filings please include management's signatures as part of the Form 10-K rather
        than as an exhibit to the document.

Item 9A. Controls and Procedures, page 53

2.   We note in the first paragraph of this section where you state that management has,
        "evaluated the effectiveness of the Company's disclosure controls and procedure as of the
        end of the period covered by this Annual report." However, in the second paragraph of
        this section, you state that management has, "evaluated… the effectiveness of the
        Company's disclosure controls and procedures for the quarter ended June 27, 2010."
        Please tell us and revise your future filings to clearly disclose management's conclusion
        regarding the effectiveness of your disclosure controls and procedures *as of the end of the
        period* covered by the report. Refer to Item 307 of Regulation S-K and Part III.F of
        Management's Reports on Internal Control Over Financial Reporting and Certification of
        Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our
        website at www.sec.gov/rules/final/33-8238.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Kevin Kuhar at (202) 551-3662 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

Jeff Jaramillo
Branch Chief